OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Persona Network, Inc.

182 Howard St. 119
San Francisco, CA 94105

https://persona.io



133 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,426 shares* of Common Stock ($106,950)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 133 share of Common Stock ($9,975)

Company	Persona Network, Inc.
Corporate Address	182 Howard St. 119, San Francisco, CA 94105
Description of Business	Persona Network, Inc. - Persona, already with a browser extension for seamless password management that differentiates itself from competitors, is finishing development on the next stage of our product. This includes mobile app support as well as data syncing and truly comprehensive online identity management.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$75.00 per share
Minimum Investment Amount (per investor)	$150.00

Perks*

$300 — If you invest $300, you will receive:

One (1) free three-year subscription of Persona unlimited

$600 — If you invest $600, you will receive:

One (1) free three-year subscription of Persona unlimited

Persona Bronze Swag Pack: 1 t-shirt, 1 magnet, 5 stickers, 1 pen

Two (2) annual subscription packages to give to friends and family

$1,500 — If you invest $1,500, you will receive:

Two (2) free three-year subscriptions of Persona unlimited

Persona Silver Swag Pack: 2 t-shirts (pick any sizes), 2 magnets, 10 stickers, 2 pens, 1 mug

Five (5) annual subscription packages to give to friends and family

$3,000 — If you invest $3,000, you will receive:

Three (3) free three-year subscriptions of Persona unlimited

Persona Silver Swag Pack: 3 t-shirts (pick any sizes), 5 magnets, 25 stickers, 5 pens, 2 mugs

Ten (10) annual subscription packages to give to friends and family

$6,000 — If you invest $6,000 you will receive:

Four (4) free three-year subscriptions of Persona unlimited

Persona Silver Swag Pack: 5 t-shirts (pick any sizes), 10 magnets, 50 stickers, 10 pens, 4 mugs

Twenty-five (25) annual subscription packages to give to friends and family

If you're interested in perks for investments exceeding $10,000 then please contact us.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Persona Network, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $75 / share, you will receive 1 bonus share, meaning you'll own 11 shares for $750. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

Persona Network, Inc. - Persona, already with a browser extension for seamless password management that differentiates itself from competitors, is finishing development on the next stage of our product. This includes mobile app support as well as data syncing and truly comprehensive online identity management.

Development Stage: Currently, Persona is in beta mode for individual consumers who have been granted access. With the help of our campaign on StartEngine, we hope to have enough resources to release our publicly available software and also generate revenue through our user subscription services for identity management.

Sales, Supply Chain, & Customer Base

While we will be eventually catering to businesses of all types (universities, software, retail, healthcare, etc.), the initial market focus is B2C with individual consumers purchasing the product. Users may sign up for free and utilize benefits of our software such as free password management for 50 accounts, which is more than any competitor in that arena offers. Paid product includes the unlimited password management and what makes Persona special - true identity management with data syncing across all of your accounts.

Competition

Competitors within the password management arena are Lastpass, Dashlane and 1Password. However, as you will read in our marketing analysis, in our opinion, these aren't true competitors for identity management. On another end, there are single sign-on solutions who provide a limited solution for integrated account access, mostly for employers. Persona comes in as the one and only true online identity management solution.

Liabilities and Litigation

There are no pending liabilities or litigation against Persona Network, Inc.

The team

Officers and directors

Matthew Kerle	Founder & CEO, Acting CTO, President on the Board, Director
Patrick Holler	Co-Founder & COO, Secretary on the Board, Director
Colby Schaeffer	Co-Founder & CFO, Treasurer on the Board, Director

Matthew Kerle
Silicon Valley software engineer Until full-time operations, Matthew is in a part-time (although significant working hours) role with Persona in which he works approximately 30-35 hours per week. His primary focus is as CEO overseeing all company activities but about 50% of his current responsibilities include being active CTO and leading our team of engineers. Matthew has been with Persona since he first founded the company in June 2015. Recent three years' experience beyond role with Persona: Square - Software Engineer (May 2018 to Present). Primary role - Software Engineer at Weebly, now part of Square (June 2016 to May 2018) - Software Engineer Intern (May 2015 to August 2015) Greenville University - IT Helpdesk Coordinator (August 2015 to May 2016)

Patrick Holler
IT manager at a large university system Until full-time operations, Patrick is in a part-time (although significant working hours) role with Persona in which he works approximately 10-20 hours per week. Patrick joined Persona in October 2015. Recent three years' experience beyond role with Persona: University of North Texas - IT Manager at UNT Dallas (November 2017 to Present). Primary role - IT Support Specialist Lead at UNT System (January 2016 to November 2017) ARCHIVEX3D - Co-Founder (March 2013 to January 2016) Greenville University - Manager of Technical Services (August 2012 to January 2016)

Colby Schaeffer
VP and actuary at global risk consulting firm Until full-time operations, Colby is in a part-time (although significant working hours) role with Persona in which he works approximately 20-25 hours per week. Colby joined Persona in March 2017. Recent three years' experience beyond role with Persona: Aon - Vice President (April 2018 to Present). Primary role - Assistant Vice President (June 2015 to April 2018)

Number of Employees: 3

Related party transactions

The company has not conducted any related party transactions aside from personal contributions of money from the founders to the company.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Persona is a young company that is pre-revenue.** Persona has had minor revenue to date. As a SaaS business, we do not currently have recurring subscription revenue since the product is not fully finished for launch to the public. If you are investing in Persona, it's because you think our software is a great idea, that Persona will be able to secure the intellectual property rights to our proprietary approach to identity management, that our leadership will be able to successfully market, manufacture and sell Persona's software, and that we can price it right and sell it to enough people so that the company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable

- **Valuations at this stage is pure speculation.** No one is saying the company is worth a specific amount. It's a question of whether you, the investor, want to pay this price for this security. While we recognize this speculation risk, we note that our pre-money valuation, prior to seed round, is based on market research and reasonable expectations. This crowd funding campaign bridges the gap between our current pre-seed stage and the seed raise.

- **Our business projections are merely estimates.** There can be no assurance that Persona will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and Persona has priced the services at a level that allows the company to make a profit and still attract business. Ultimately, the projections are based on our market analysis and what lesser quality products have done in their first couple years of operations.

- **Marketing capabilities** Persona's hyper growth ambitions are fueled by an expectation that the marketing strategy will work. While we have secured the services of a proven SaaS marketing expert, we cannot fully guarantee the strategy.

- **This is a new and unproven industry** While online identity management is not new and there are bandaid attempts to the problem with password managers and single sign-on solutions, the market for identifiable information data syncing is completely new with Persona. Like any unproven industry, there is a product-market fit risk until enough data on that market is obtained, which is the plan (to prove the market) with Persona after this campaign.

- **Technology risk** We have proven we can build the technology and address many of the edge cases in syncing data across different online accounts. However, Persona has not proved 100% of this so there is slight risk in the scalability of our product. However, we are confident that no account integration will be too tall of a task for our team to handle as we have addressed every technical hurdle that we have faced.

- **Funding needs** The ultimate goal after this crowd funding campaign is to raise a multi-million-dollar seed round. If we are unable to secure this then velocity is severely decreased risking the further development and marketing of the product.
- **Cyber security risk** Any online data platform or where personal information is used is susceptible to cyber security concerns. Persona addresses this with industry leading security protocols, 256-bit AES encryption, a national expert in cyber security on our advisory board, and a focus on the product and the protection of the data. For Persona, users are not the product, their data is not the product, the seamless and secure management of their identity is the product.
- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **Our business projections are only projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.
- **The transferability of the Securities you are buying is limited.** Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the Common Stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.
- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been

accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Matthew Kerle, 48.65% ownership, Series A Preferred Stock
- Patrick Holler, 39.81% ownership, Series A Preferred Stock

Classes of securities

- Series A Preferred Stock: 100,000

Voting Rights

The holders of shares of the Company's Series A Preferred stock, $0.001 par value per share are entitled to ten votes for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to ANY preferences that may be granted to any future class of preferred stock, holders of shares of Common Stock and Series A Preferred Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock and Series A Preferred Stock will be a business decision to be made by the Board from time to time based upon the results of our operations and our financial condition and any other factors that the Board considers relevant. Payment of dividends on the Common Stock and Series A Preferred Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock and Series A Preferred Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any applicable future class of preferred stock.

Conversion Rights

In some limited situations, shares of Series A Preferred Stock may be converted / convertible into shares of Common Stock on a one-to-one (1:1) basis, as further described in the amended articles of incorporation.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock and Series A Preferred Stock are identical, except that (1) each share of Common Stock is entitled to one vote and each share of Series A Preferred Stock is entitled to ten votes, and (2) in some limited situations, shares of Series A Preferred Stock may be converted / convertible into shares of Common Stock on a one-to-one (1:1) basis.

- Common Stock: 490

Voting Rights

The holders of shares of the Company's Common Stock, $0.001 par value per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to any preferences that may be granted to any future class of preferred stock, holders of shares of Common Stock and Series A Preferred Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock and Series A Preferred Stock will be a business decision to be made by the Board from time to time based upon the results of our operations and our financial condition and any other factors that the Board considers relevant. Payment of dividends on the Common Stock and Series A Preferred Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock and Series A Preferred Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any applicable future class of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock and Series A Preferred Stock are identical, except that (1) each share of Common Stock is entitled to one vote and each share of Series A Preferred Stock is entitled to ten votes, and (2) in some limited situations, shares of Series A Preferred Stock may be converted / convertible into shares of Common Stock on a one-to-one (1:1) basis.

- Convertible Note: 100,000

  Upon qualified financing, the $100,000 in convertible notes, signed in May 2018, convert to equity with a 20% discount and 0% interest on a valuation cap of $8,000,000. While the maturity date of these is not until May 31, 2021, the notes are converted into equity based on qualified financing of $1,500,000. Based on that cap, the amount of Common shares to be issued would be 1,264 shares.

What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties. **Our Common Stock does have voting rights but less than our special class of Series A Preferred Stock. Furthermore, the percentage of voting that is available to acquire through this campaign is no more than 0.15% of all votes.**

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the public release of the Persona product, which we do not anticipate occurring until November 2018, at the earliest. Prior to this campaign, much of 2018 has been focused on building out our initial staff and developing a beta of our browser extension. Much of 2017 was finishing initial feasibility testing and developing the underlying engine that powers Persona. For the first year and a half of operations (June 2015 - December 2016), expenses were quite limited and there was in-house research and development on the problem and building out a prototype B2B solution prior to a pivot in early 2017.

Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 5 months without revenue generation. This gives us time to meet the requirements of potential future institutional investors (venture capital groups).

Financial Milestones

We are at the traditional pre-seed stage of a SaaS tech startup. The company is investing for continued growth of the brand and the product, as is generating size-able operational net income losses as a result with raises supporting the early months of operation. We currently forecast 2019, 2020, and 2021 revenues of $0.7 million, $36 million and $137 million, respectively, and believes the company will generate positive net income beginning in 2020. Operational challenges that face Persona in getting those revenues include ability to produce the final stages of the product, market it, gain users, and beat out potential competition.

Revenues are deducted by operating expenses driven mostly by labor expenses for engineers and designers to build our portions of the product and a marketing and sales team to manage the growing business. We currently forecast annual operating expenses of $1.7 million in 2019, $5.5 million in 2020, and $11.2 million in 2021.

The rapid growth rates are supported by the pricing model, our marketing implementation with a proven unicorn SaaS marketing expert, and the differentiation that Persona provides in a market that has already produced similar revenues for lesser quality products like pure password managers.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

For purposes of liquidity, this raise will provide us the additional capital needed to fund the development of our initial public release of software, which will take approximately 5 months. Note that the minimum level of funding provides an extra month of operational support while we continue to be in contact with institutional investors.

Other capital resources have included convertible note investors, optional contributions from shareholders, and continued sourcing of institutional investors.

Indebtedness

The company has outstanding promissory notes adding up to $100,000. The notes bear interest of 15% per year, paid monthly in arrears, with payments starting in May 2019 and the balance due at maturity on May 2021. There are two notes, each worth $50,000, held each by Michael Puchtler and Alice Schaeffer. Additional short term debt accrued for more traditional methods such as credit cards and personal loans have been secured by the founders.

Recent offerings of securities

- 2018-05-15, Section 4 (a)(2), 100000 Convertible Notes. Use of proceeds: Use of Proceeds: Marketing Advisor Contract (Indirect Labor Costs) = $80,000 Direct Labor = $12,477 Legal = $5,115 Vendors = $2,025 Recruiting = $371 Office Inventory = $12 Total $100,000

Valuation

$7,631,550.00

The price of the shares merely reflects the opinion of the Company as to what would be fair market value. This opinion has been developed based on comprehensive analysis of the market. VALUATION COMPARISONS Qualitative info: • During the first half of 2017, the median seed-stage valuation, for companies raising their first round of financing, hit a new record of $6.2 million, nearly double what it was in 2010. Early-stage and late-stage startup valuations reached new highs as well—$20 million and $65 million respectively (https://qz.com/1051121/the-median-value-of-seed-stage-startups-hits-their-highest-valuation-on-record-6-2-million/) • Average seed round for Software-as-a-Service (SaaS) tech startups is recent $1.7m to $2m (https://www.saastr.com/benchmarks-in-saas-for-seed-and-series-a-rounds/) • Median equity acquired in seed round is just under 20% (https://pitchbook.com/news/articles/11-charts-on-the-latest-trends-in-venture-valuations-and-financing-terms) • Suggested valuations for seed startups (from a guy who talks to B2B SaaS founders), "pre-product or alpha version of product: $3m-$6.5m. (Occasionally, exceptionally strong teams might raise at $8m-$10m with just an idea.)" (https://codingvc.com/an-algorithm-for-seed-round-valuations) • Conclusion – Summing up the above points suggests we should reasonably expect a seed-round valuation of at least $6.2m (recent median and also alpha product) but more likely to be around $10m due to the strength of advisors and likely raise over $2m with common ratio of average seed round multiplied by factor of 5 (median equity of 20%). What's more interesting is seeing how comparative data looks in our space, or at least the band-aid attempts at identity/access management where Persona would come in and provide a truly more comprehensive solution to identity management: • DashLane and PasswordBox are the more relevant examples for us to compare to in terms of both initial valuation and user growth and likely initial valuations well into the $15-20m range • Average expected valuation on the low-end for seed rounds in this space is $16.9m • Conclusion – This sub-space seems to get better support than other SaaS companies. These are much more direct comparisons for Persona due to market validation. With a seed round raise of at least $2m and post-money valuation at least $10m, the pre-money valuation is around $8m. The valuation is calculated on a fully diluted basis, including 1,264 shares for the Convertible Note. See details in Legal section

USE OF PROCEEDS

	Offering Amount Sold (Min)	Offering Amount Sold (Max)

Total Proceeds:	$9,975	$106,950
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$599	$6,417
Net Proceeds	$9,376	$100,533
Use of Net Proceeds:		
R& D & Production	$9,376	$75,000
Marketing	$0	$5,000
Working Capital	$0	$17,603
Vendor Services	$0	$4,000
Total Use of Net Proceeds	$9,376	$100,533

We are seeking to raise a minimum of $9,975 and a maximum of up to $106,950 in this offering through Regulation Crowdfunding. If we manage to raise the maximum amount, we believe the amount will last us 5 months and plan to use the net proceeds of $100,533 on mostly labor for a 15-20 person staff to build out the product for public launch.

R&D: Labor expenses for five months to build out full release of product

Marketing: Geo-targeted advertising on select social media platforms

Working Capital: Additional capital to leverage another month of production plus margin to cover ad hoc expenses

Vendor Services: Costs to maintain servers, developer applications, mailing systems, analytics, and other vendors

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF. This our first CF campaign.

Annual Report

We will make annual reports available for request on our website fully available to all shareholders at https://persona.io/investors. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Persona Network, Inc.

[See attached]

PERSONA NETWORK, INC.

FINANCIAL ATTESTATION

I, Matthew Kerle, the Founder & CEO of Persona Network, Inc. (Persona), hereby certify that the financial statements of Persona Network, Inc. and notes thereto for the annual fiscal periods ending December 31, 2016 and December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017, the amounts reported on our tax returns were total income of $(-28,231) taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 31st day of October 2018.

Matthew P. Kerle (Signature)

Founder & CEO (Title)

11/05/2018 (Date)

PERSONA NETWORK, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2017

Persona Network, Inc.
Index to Financial Statements
(unaudited)

PERSONA NETWORK, INC.
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016
(unaudited)

BALANCE SHEET	Notes	201612	201712
Current Assets			
Short-term cash	Cash on hand after paying out expenses	$0	$494
Furnishings and Equipment	Desks, chairs, computers, AV equipment	$0	$0
Accounts receivable	n/a	$0	$0
Fixed Assets	persona.io domain	$0	$11,900
TOTAL ASSETS		$0	$12,394
Short-term debt	No credit cards or short-term balances	$0	$0
Long-term debt	Convertible note balance (no discount for PV), after Dec 2017	$0	$0
TOTAL LIABILITIES		$0	$0
Stockholder's Equity			
Common Stock	Par value of $0.001 per share, 1,000,000 shares authorized	$0	$2,000
Retained Earnings		$0	$10,394
TOTAL LIABILITIES & EQUITY		$0	$12,394

PERSONA NETWORK, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	CY2016	CY2017
Operating Revenue	$0	$0
Investing Revenue	$0	$0
Labor	$0	$7,931
Vendor Services	$0	$1,156
Property	$0	$0
Recruiting Expenses	$0	$0
Employee Travel	$0	$0
Misc. Operating Expenses	$0	$19,144
Operating Expenses	$0	$28,231
Operating Income	$0	($28,231)

Note that for time periods prior to CY2017, there were no operating expenses (nor revenue).

PERSONA NETWORK, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Shares issued for services	-	-	1,488	1	-	-	1
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-
December 31, 2016	-	$ -	1,488	$ 1	$ -	$ -	$ 1
Shares issued for debt conversion	-	-	-	-	-	-	-
Shares issued for cash	-	-	-	-	-	-	-
Shares issued for services	-	-	-	-	-	-	-
Conversion of preferred stock	-	-	-	-	-	-	-
Discount on convertible debt	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(28,231)	(28,231)
December 31, 2017	-	$ -	1,488	$ 1	$ -	$ (28,231)	$ (28,230)

Note that as of January 1, 2018, the Shareholders Agreement changed and new classes of shares were allocated to the founders as follows.

Issuance of founders stock	100,000	100	-	-	-	-	100

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

    = amounts that come from P&L

    = amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

PERSONA NETWORK, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

Statement of Cash Flows (Direct Method)	2016		2017	
Beginning Cash Balance	$	-	$	-
Cash Flows from Operating Activities				
Cash receipts from customers	$	-	$	-
Cash paid to suppliers	$	-	$	(8,600)
Cash paid to employees	$	-	$	(7,931)
Cash generated from operations	$	-	$	-
Interest paid	$	-	$	-
Income taxes paid	$	-	$	-
Net Cash from Operating Activities	$	-	$	(16,531)
Cash Flows from Investing Activities				
Purchase of property or equipment	$	-	$	(11,700)
Proceeds from sale of equipment	$	-	$	-
Net Cash from Investing Activities	$	-	$	(11,700)
Cash Flows from Financing Activities				
Proceeds from inssuance of common stock	$	-	$	-
Proceeds from issuance of long-term debt	$	-	$	-
Capital contributions from owners	$	-	$	28,725
Principal payments under capital lease obligation	$	-	$	-
Dividends paid	$	-	$	-
Net Cash from Financing Activities	$	-	$	28,725
Ending Cash Balance	$	-	$	494

NOTE 1 – NATURE OF OPERATIONS

Persona Network, Inc. was formed on June 25, 2015 ("Inception") in the State of Delaware. The financial statements of Persona Network, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Phoenix, AZ with primary mailing address in San Francisco, CA.

[Persona Network, Inc.] Persona, already with a browser extension for seamless password management that differentiates itself from competitors, is finishing development on the next stage of our product. This includes mobile app support as well as data syncing and truly comprehensive online identity management. Currently, Persona is in beta mode for individual consumers who have been granted access. Persona will then be ready to release our publicly available software and also generate revenue through our user subscription services for identity management.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from subscription agreements with customers in additional to investment revenue earned when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

No outstanding debt as of the end of the most recent fiscal year. See below at Note 6 for related party transactions since the end of the most recent fiscal year.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

As of January 1, 2018, we have authorized the issuance of 1,000,000 shares of our common stock with par value of $0.001 per share. Prior to that, there were only 1,500 shares of common stock authorized.

As of December 31, 2017 the company had issued 0 shares of common stock. Note that as of October 31, 2018, the company has currently issued 490 shares of our common stock with an additional 1,264 expected to be issued in the convertible notes. This brings it to a total of 1,754 shares of our common stock that are essentially issued.

Preferred Stock

As of January 1, 2018, we have authorized the issuance of 1,000,000 shares of our preferred stock with par value of $0.001 per share. Prior to that, there were no shares of preferred stock authorized.

There is currently only one class of preferred stock, called Series A Preferred. As of December 31, 2017 the company has issued 0 shares of preferred stock. Note that as of October 31, 2018, the company has currently issued 100,000 shares of our preferred stock, all Series A Preferred.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions or debt as of the end of the most recent fiscal year. Note that as of October 31, 2018, the company has two convertible notes for which add up to $100,000 in total. While the maturity date of these is not until May 31, 2021, the notes are converted into equity based on qualified financing of $1,500,000. These notes carry a 20% discount, 0% interest on equity, and a $8,000,000 valuation cap. Based on that cap, the Company expects to issue 1,264 shares of common stock, as included in the total specified in Note 5.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after the fiscal year ending December 31, 2017 to October 31, 2018 for the issuance date of these financial statements. Other than what is listed above (see Note 5 and Note 6), there have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


0
Investors

$0.00
Raised of $9.98K - $107K goal

♡

Persona Network, Inc.
Comprehensive online identity management

● Small OPO   🏠 Gilbert, AZ   🏷 Software & Services   📍 Accepting International Investment

Overview   Team   Terms   Updates   Comments   Share

All of you in one place

Invest in Persona

We developed **Persona** because there was no comprehensive solution that completely addresses all of the pain in managing your identity online. Everything that exists merely provides band-aids for some of the symptoms rather than actually solving the problem.

The problem is that the average person has 130 online accounts*, a number that is doubling every five years, and people's ability to access sites and maintain their personal information is becoming more and more difficult. This leads to a variety of problems such as account access troubles, missed payments, missed shipments, penalties and late fees, lapse in insurance coverage, and time-consuming updates of one's personal information.

Rather than painstakingly updating personal information such as your address or credit card number across dozens of different accounts, what if you could change it in just one place and have it sync across other accounts? What if you could access all of your accounts without the need for a password and keep all of your accounts in sync from one place? Persona give you one account to seamlessly manage instead of 130 accounts.

We believe Persona is the only product that addresses all of the symptoms related to managing your identity because it solves the root of the problem, rather than band aiding the symptoms.

Why invest? We are at the forefront of full-time operations and building beyond beta releases. No longer just an idea, Persona will simplify how everyone manages their personal information on the internet in a revolutionary way. With institutional investors close to investing in Persona, we feel this is the one-time opportunity for individual investors to jump on board with Persona.

Using StartEngine, we hope this platform allows our users and individual investors, big and small, become a greater part of the Persona family.

* "In the U.S., there are an average of 130 accounts assigned to a single email address" - DigitalGuardian (https://digitalguardian.com/blog/uncovering-password-habits-are-users-password-security-habits-improving-infographic)



25% OF USERS...
forget one password at least once a day

36,478,000 AMERICANS...
move each year



MORE THAN $250...
in interest and late fees for missing just ONE month of recurring payments

Supporting the stats above

"25 percent forget one password at least once a day" - Phys.org [When customers forget their passwords, business suffer]
https://phys.org/news/2017-06-customers-passwords-business.html

Amount of Americans moving each year = 11.2% - CensusBureau data:
https://www.census.gov/newsroom/press-releases/2016/cb16-189.html

*More than $250 in interest and late fees for missing one month of recurring payments is based on Persona's model of these fees for the average American. Actual experience will differ for any one individual.

The Offering

Investment

$75.00/share | When you invest you are betting the company's future value will exceed $7.7M.

Perks*

$300 — If you invest $300, you will receive:
One (1) free three-year subscription of Persona unlimited

$600 — If you invest $600, you will receive:
One (1) free three-year subscription of Persona unlimited
Persona Bronze Swag Pack: 1 t-shirt, 1 magnet, 5 stickers, 1 pen
Two (2) annual subscription packages to give to friends and family

$1,500 — If you invest $1,500, you will receive:
Two (2) free three-year subscriptions of Persona unlimited
Persona Silver Swag Pack: 2 t-shirts (pick any sizes), 2 magnets, 10 stickers, 2 pens, 1 mug
Five (5) annual subscription packages to give to friends and family

$3,000 — If you invest $3,000, you will receive:
Three (3) free three-year subscriptions of Persona unlimited
Persona Silver Swag Pack: 3 t-shirts (pick any sizes), 5 magnets, 25 stickers, 5 pens, 2 mugs
Ten (10) annual subscription packages to give to friends and family

$6,000 — If you invest $6,000 you will receive:
Four (4) free three-year subscriptions of Persona unlimited
Persona Silver Swag Pack: 5 t-shirts (pick any sizes), 10 magnets, 50 stickers, 10 pens, 4 mugs
Twenty-five (25) annual subscription packages to give to friends and family

If you're interested in perks for investments exceeding $10,000 then please contact us.

**All perks occur after the offering is completed.*



These Offerings are eligible for the **StartEngine Owners' 10% Bonus.**

*For details on the bonus, please see the **Offering Summary** below.*

Development Stage

Currently, Persona is in a beta mode for individual consumers who have been granted access. With the help of our campaign on StartEngine, we hope to have enough resources to release our publicly available software and also generate revenue through our user subscription services for identity management.

We are beyond the idea stage. As of early November 2018, we have the beta mode for the browser extension accessible to select users for password management. Screenshots of this working extension are shown below. It is an early beta release and continued refinement to add enhancement and address any outstanding items is at work on a weekly basis. As of early November 2018, designs for the web application portion of our product are being reviewed for implementation. Nearly the entirety of the backend is finished and we are able to accept paying customers, refer users, manage connections, and adjust user settings. We are targeting December 2018 for a complete version of our first release. This would include both the updated browser extension, web app, and home page for prospective users to read about our product. The identity management and data syncing will then go into beta mode as of January 2019. While the password management will be able to support connections to any website, the data syncing will first be limited to several dozen websites. We believe that with funding from this campaign will allow us to finish out a public release of all parts of the product, including mobile apps, and setup Persona for its early stages of growth.



PERSONA
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To give users back control of their identity

"The conversation needs to transition from the internet of things to the identity of things. Connected devices don't only gather data about us as individuals, but also our pets, robots, cars, appliances and anything else on the network. Identity management has to universally encompass the breadth of everything interconnected and needs to scale to meet the demands of every possible use case."

- Forbes, June 27, 2018

"The trend toward digitalizing business is also increasing demand for better identity management and strong authentication."

- CSO, July 12, 2018

"Can you imagine carrying 295 driver's licenses? Of course not — so why is it okay in the digital world? That's why a strong, trusted, single online identity is a must as we continue to evolve digitally — as individuals, as businesses and as a society."

- Recode, March 21, 2018

"The trend toward digitalizing business is also increasing demand for better identity management and strong authentication."

- CSO, July 12, 2018

What We Have Accomplished So Far

At Persona, we already have our internal alpha product working with user accounts to login and manage their passwords and access to websites. As shown below, we expect our password manager will exceed the capabilities of what is being offered on the market. This is merely the beginning of the problem that is being solved. True identity management allows you, the consumer, to manage your identity with just one account. This means having Persona with the ability to sync personal data across your 130 accounts and doing this seamlessly from anywhere.

We expect our tools will be fully developed with the help of this campaign. This includes a fully integrated browser extension available for all browsers on Mac/PC machines, mobile apps for iOS and Android, native app support, and a fully functioning website application for users to manage their identity.



THE AVERAGE AMERICAN HAS
130 Online Accounts
"...doubling every 5 years."

MARKET ANALYSIS: PASSWORD MANAGEMENT

	PERSONA (Post-Beta)	LastPass	dashlane	1Password
Free Password Management	Up to 25 passwords	No (30-day trial)	Up to 50 passwords	No (30-day trial)
Lowest Price Per Year	$19.99	$24.00	$59.88	$35.88
Fill Web Forms For Login	✔	✔	✔	✔
Passwordless Authentication	✔			
Import from Browsers	✔	✔		
Two-Factor Authentication	✔	✔	✔	
Secure Sharing	✔	*Insecure*	*Insecure*	*Insecure*
Multi-Step Login Support	✔		Limited	Limited
Automatically Update Passwords	✔			
Account Monitoring	✔	Limited	Limited	
Smart Password Rotation	✔			

MARKET ANALYSIS: IDENTITY MANAGEMENT

	PERSONA (Post-Beta)	LastPass	dashlane	1Password
Lowest Price Per Year	$19.99	$24.00	$59.88	$35.88
Password Management	✔	✔	✔	✔
Personal Data Syncing: Emails	✔			
Personal Data Syncing: Credit Cards	✔			
Personal Data Syncing: Phone #'s	✔			
Personal Data Syncing: Addresses	✔			
Grant Temporary Access	✔	Limited		
Dashboard For Integrations	✔		Limited	
Fill Web Forms	✔	Limited	Limited	Login Only

Our Market and Industry

Persona is an invention that is solving a problem that has not yet been solved. There are a number of companies with mere band-aid attempts that try to make it less of an inconvenience for the users. Many



of these are password managers. Some are single sign-on solutions which still do not take care of data syncing across all of an individual user's accounts. We feel that Persona is bridging those two markets with our solution for true identity management.

Despite all of that institutional funding for these companies and the user demand, the problem has not yet been solved. **We believe this is where Persona will completely disrupt the market.**

What Makes Our Team Special



MATTHEW P. KERLE
Founder & CEO, Interim CTO
Silicon Valley Software Engineer
PATRICK HOLLER
Co-Founder & COO
IT Manager w/large University System
COLBY SCHAEFFER
Co-Founder & CFO
VP and Actuary at Global Risk Consulting Firm
CHRIS JOHNSON
Cybersecurity & Compliance Strategist
Ex-Chair of CompTIA Security
CyberSecurity
ALAN LOBOCK
Skymall Founder, Serial Entrepreneur, and Startup Expert
VC & Startup
BILL MACAITIS
Former CMO at Slack and Zendesk
Former SVP of Marketing at Salesforce
Marketing & Growth



What makes the Persona team special starts with our leadership. Our founder is a Silicon Valley software engineer with great support behind his vision to solve the problem of identity management. This support includes 20 years of experience from his co-founders in the spaces of IT management, software implementation, product pricing, and risk mitigation. Also advising our team are serial entrepreneurs and leaders with background in software marketing, B2C sales strategies, and cybersecurity.

Supporting our leadership is a team of more than a dozen Persona staff that includes engineering, design, marketing, sales, and support.

Invest in Our Company Today!

At this stage, we need to finish building out the beta product. With your help, we can fund operations for this stage.

To the right are two financial forecast summaries. As we finish the beta stage, we expect to get at least 2 million total users in our first 18 months of public launch of the software. Why 2 million? Lower quality password managers have done the same*. We believe people want this problem to be solved and expect Persona to be the first to offer true identity management.

Looking ahead to the future, we expect with 3-4 million paid users in our first 3 years of full-time operations. At $1.99 per paid use per month, this means that Persona will have more than $50-75m annual recurring revenues (ARR).

** DashLane, a password manager, secured 2 million users 18 months after public release of their software: https://techcrunch.com/2014/05/19/dashlane-raises-record-22m-for-its-cloud-based-password-manager-after-clocking-2m-users/*







18-MONTH FORECAST
Operating Revenue
Expenses
Paid Users

3-YEAR FORECAST (ROLLING 12 MONTHS)
Operating Revenue
Expenses
Paid Users

Expa Labs
Persona participated in an invite-only presentation to Expa Labs, an incubator founded by Uber Co-Founder Garrett Camp.
March 2017
April 2017
Pivot to Consumers
Our team took the
Risk Mitigation
Formal business planning post-pivot and risk mitigation strategies initiated.
August 2017
September 2017
Advisory Board Established
With Skymall Co-
Prototype Data Syncing Achieved
Our team successfully engineered data syncing of personally identifiable information across multiple platforms such as Amazon and PayPal via Persona.
November 2017
January 2018
Company Reorganized
Risk mitigation
Bill Macaitis joins Persona
Consulting on marketing, Bill joins Persona. He brings his wealth of CMO experience at back-to-back SaaS tech unicorns Slack and Zendesk and also Salesforce.
March 2018
May 2018
1st Angel/VC Roadshow Finishes
Team Expands
With a focus on beta operations, our team doubles from 8 to 16 people including a full stack engineering team for all parts of product, design, and marketing.
August 2018
November 2018
Public Release of Password Manager
Our user friendly password manager will be available for anyone to register and use. The freemium product offers our first chance to generate recurring revenue.
November 2018
January 2019
Beta for Data Syncing
Data syncing of



recommendation from Expa Labs of achieving data syncing across business platforms by first gaining individual users through a consumer platform.

Founder Alan Lobeck joining Chris Johnson as a second advisor to Persona, our advisory board was first established.

strategies implemented with advisory board and formal legal work finalized for Persona to raise formal capital.

We collected over $100k and received approval from VCs who are ready to fund our multi-million dollar seed round once initial beta product is ready.

Launched on StartEngine

Now YOU can own a part of our company!

personal information across dozens of accounts, will first become available to beta users prior to a full public release in Spring 2018. (Anticipated)

Meet Our Team







Matthew Kerle

Founder & CEO, Acting CTO, President on the Board, Director

Silicon Valley software engineer Until full-time operations, Matthew is in a part-time (although significant working hours) role with Persona in which he works approximately 30-35 hours per week. His primary focus is as CEO overseeing all company activities but about 50% of his current responsibilities include being active CTO and leading our team of engineers. Matthew has been with Persona since he first founded the company in June 2015. Recent three years' experience beyond role with Persona: Square - Software Engineer (May 2018 to Present). Primary role - Software Engineer at Weebly, now part of Square (June 2016 to May 2018) - Software Engineer Intern (May 2015 to August 2015) Greenville University - IT Helpdesk Coordinator (August 2015 to May 2016)



Patrick Holler

Co-Founder & COO, Secretary on the Board, Director

IT manager at a large university system Until full-time operations, Patrick is in a part-time (although significant working hours) role with Persona in which he works approximately 10-20 hours per week. Patrick joined Persona in October 2015. Recent three years' experience beyond role with Persona: University of North Texas - IT Manager at UNT Dallas (November 2017 to Present). Primary role - IT Support Specialist Lead at UNT System (January 2016 to November 2017) ARCHIVEX3D - Co-Founder (March 2013 to January 2016) Greenville University - Manager of Technical Services (August 2012 to January 2016)



Colby Schaeffer

Co-Founder & CFO, Treasurer on the Board, Director

VP and actuary at global risk consulting firm Until full-time operations, Colby is in a part-time (although significant working hours) role with Persona in which he works approximately 20-25 hours per week. Colby joined Persona in March 2017. Recent three years' experience beyond role with Persona: Aon - Vice President (April 2018 to Present). Primary role - Assistant Vice President (June 2015 to April 2018)



Offering Summary

Maximum 1,426 shares* of Common Stock ($106,950)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 133 share of Common Stock ($9,975)

Company	Persona Network, Inc.
Corporate Address	182 Howard St. 119, San Francisco, CA 94105
Description of Business	Persona Network, Inc. - Persona, already with a browser extension for seamless password management that differentiates itself from competitors, is finishing development on the next stage of our product. This includes mobile app support as well as data syncing and truly comprehensive online identity management.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$75.00 per share
Minimum Investment Amount (per investor)	$150.00

Perks*

$300 — If you invest $300, you will receive:

One (1) free three-year subscription of Persona unlimited

$600 — If you invest $600, you will receive:

One (1) free three-year subscription of Persona unlimited

Persona Bronze Swag Pack: 1 t-shirt, 1 magnet, 5 stickers, 1 pen

Two (2) annual subscription packages to give to friends and family

$1,500 — If you invest $1,500, you will receive:

Two (2) free three-year subscriptions of Persona unlimited

Persona Silver Swag Pack: 2 t-shirts (pick any sizes), 2 magnets, 10 stickers, 2 pens, 1 mug

Five (5) annual subscription packages to give to friends and family

$3,000 — If you invest $3,000, you will receive:

Three (3) free three-year subscriptions of Persona unlimited

Persona Silver Swag Pack: 3 t-shirts (pick any sizes), 5 magnets, 25 stickers, 5 pens, 2 mugs

Ten (10) annual subscription packages to give to friends and family

$6,000 — If you invest $6,000 you will receive:

Four (4) free three-year subscriptions of Persona unlimited

Persona Silver Swag Pack: 5 t-shirts (pick any sizes), 10 magnets, 50 stickers, 10 pens, 4 mugs

Twenty-five (25) annual subscription packages to give to friends and family

If you're interested in perks for investments exceeding $10,000 then please contact us.

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Persona Network, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $75 / share, you will receive 1 bonus share, meaning you'll own 11 shares for $750. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Persona Network, Inc. to get notified of future updates!

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1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc.

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:39 PM 03/09/2018
FILED 01:39 PM 03/09/2018
SR 20181820849 - File Number 5773904

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

PERSONA NETWORK, INC

Persona Network, Inc, a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), certifies that:

A. The name of the Corporation is "Persona Network, Inc". The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 25, 2015.

B. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

C. The text of the Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

* * * * * * * * *

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by Matthew P. Kerle , a duly authorized officer of the Corporation, dated as of the date set forth below.

Persona Network, Inc

Matthew P. Kerle

By: Matthew P. Kerle
Title: Founder & CEO
Date: January 31, 2018

-1-

EXHIBIT A

ARTICLE I

The name of this corporation is Persona Network, Inc (the "**Corporation**").

ARTICLE II

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE III

The address of the Corporation's registered office in the State of Delaware is 1201 Orange Street, Suite 600, Wilmington, Delaware 19801, which is located in New Castle County, Delaware. The name of the registered agent at such address is Agents and Corporations, Inc.

ARTICLE IV

The total number of shares of stock that the Corporation is authorized to issue is two million (2,000,000), consisting of (i) one million (1,000,000) shares of common stock, having a par value of one-tenth of one cent ($0.001) per share ("**Common Stock**"), and (ii) one million (1,000,000) shares of preferred stock, having a par value of one-tenth of one cent ($0.001) per share ("**Preferred Stock**"). The first (1st) series of Preferred Stock is designated "**Series A Preferred Stock**" and shall consist of two hundred thousand (200,000) shares.

ARTICLE V

The terms and provisions of the Common Stock and the Preferred Stock are as follows:

1.   Liquidation.   In the event of any liquidation, dissolution or winding up of the Corporation, either voluntarily or involuntarily, all remaining assets of the Corporation legally available for distribution shall be distributed *pro rata* to holders of the Common Stock and the Series A Preferred Stock in proportion to the total number of shares of Common Stock and Series A Preferred Stock issued and outstanding and total number of shares of Common Stock and Series A Preferred Stock held by each such holder (i.e., the Common Stock and the Series A Preferred Stock shall be treated identically).

2.   Conversion.   The holders of the Series A Preferred Stock shall have conversion rights as follows:

(a)   Right to Convert.   Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Series A Preferred Stock, into one (1) fully-paid, non-assessable share of Common Stock (the number of shares of Common Stock into which each share of Series A Preferred Stock may be converted is hereinafter referred to as the "**Conversion Rate**").

(b)   Automatic Conversion.   Each share of Series A Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933 (as amended, the "**Securities Act**"), covering the offer and sale of the Common Stock, or (ii) upon the receipt by the Corporation of a written request for such conversion from the holders of a majority of the Series A Preferred Stock then outstanding or, if later, the effective date for conversion specified in such request (each of the events referred to in clauses (i) and (ii) are referred to herein as an "**Automatic Conversion Event**").

(c)   Conversion Mechanics.   No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred Stock, nor shall the Corporation be required to pay cash in lieu of fractional shares of Common Stock. Instead, all fractional shares of Common Stock shall be eliminated and all issuances of Common Stock shall be rounded up to the nearest whole share.   Before any holder of Series A Preferred Stock shall be entitled to convert the Series A Preferred Stock into full shares of Common Stock, and to receive certificates therefor, each such holder shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series A Preferred Stock or (B) notify the Corporation or the Corporation's transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by the Corporation in connection with such certificates, and shall give written notice to the Corporation at such office that such holder elects to convert the Series A Preferred Stock; *provided, however,* that on the date of an Automatic Conversion Event, the outstanding shares of Series A Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or the Corporation's transfer agent; *provided further, however*, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Series A Preferred Stock are delivered to the Corporation or the Corporation's transfer agent as provided above, or the holder notifies the Corporation or the Corporation's transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by the Corporation in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Series A Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Series A Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Series A Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

(d)   Adjustments for Subdivisions or Combinations of Common Stock.   In the event that the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion

Rate of Series A Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately increased. In the event that the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Rate in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately decreased.

(e) <u>Adjustments for Subdivisions or Combinations of Series A Preferred Stock</u>. In the event that the outstanding shares of Series A Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Series A Preferred Stock, the Conversion Rate in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Series A Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Series A Preferred Stock, the Conversion Rate in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) <u>Adjustments for Reclassification, Exchange and Substitution</u>. If the Common Stock issuable upon conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, each holder of Series A Preferred Stock shall have the right thereafter to convert such shares of Series A Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such Series A Preferred Stock immediately before such change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(g) <u>Certificate as to Adjustments</u>. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Article V, Section 2, the Corporation, at the Corporation's expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Series A Preferred Stock.

(h) <u>Reservation of Stock Issuable Upon Conversion</u>. The Corporation shall at all times reserve and keep available out of the Corporation's authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred Stock, then the Corporation will take such corporate action as may, in the opinion of the Corporation's counsel, be necessary to increase the Corporation's authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

3.   <u>Voting</u>

(a)   <u>Voting Preference</u>. Except as otherwise expressly provided herein or as required by law, each share of Common Stock shall be entitled to one (1) vote and each share of Series A Preferred Stock shall be entitled to ten (10) votes.

(b)   <u>No Series Voting</u>. Other than as provided herein or required by law, there shall be no series voting.

4.   <u>Dividends and Allocations</u>. The Corporation may from time to time, with the approval of the Board of Directors, distribute the Corporation's profits in the form of dividends to the Corporation's stockholders. For any such dividends, the allocation of dividends among the Common Stock holders and the Series A Preferred Stock holders shall be on a *pro rata* basis (i.e., the Common Stock and the Series A Preferred Stock shall be treated identically).

5.   <u>Notices</u>. Any notice required by the provisions of this ARTICLE V to be given to the holders of Series A Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation.

ARTICLE VI

The Corporation is to have a perpetual existence.

ARTICLE VII

Elections of directors need not be by written ballot unless the bylaws of the Corporation (the "**Bylaws**") shall so provide.

ARTICLE VIII

Unless otherwise set forth herein, the number of directors which constitute the Board of Directors shall be designated in the Bylaws.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws.

ARTICLE X

1.   To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as the same may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation and/or to the Corporation's stockholders for monetary damages for a breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

2.   The Corporation shall have the power to indemnify, to the fullest extent permitted by the Delaware General Corporation Law, as the same presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (each a "**Proceeding**") by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, manager, member or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

3.   Neither any amendment nor repeal of this ARTICLE X, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this ARTICLE X, shall eliminate or reduce the effect of this ARTICLE X, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE X, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE XI

Meetings of the stockholders of the Corporation may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in any applicable statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

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